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                    [PSYCHIATRIC SOLUTIONS, INC. LETTERHEAD]






                                 August 31, 2005



VIA FACSIMILE AND VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:      Mr. Albert C. Lee, Esq.
                Division of Corporate Finance

Re:      Psychiatric Solutions, Inc.
         Registration Statement on Form S-4
         File Number 333-127332


Dear Mr. Lee:

         Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Psychiatric Solutions, Inc. (the "Registrant"), requests acceleration of the effective date of the above-captioned Registration Statement, as then amended, to 10:00 a.m., Eastern time, September 6, 2005, or as soon thereafter as practicable.

         In connection with this request to accelerate the effective date of the Registration Statement, the Registrant acknowledges the following:

- should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




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     If you have any questions regarding this letter, please call the undersigned at (615) 312-5700 or our legal counsel, James H. Nixon, at (615) 244-6380.

                                             Very truly yours,


                                             By: /s/ Brent Turner
                                                 -------------------------------
                                                     Brent Turner
                                             Its: Executive Vice President,
                                                  Finance and Administration


cc:  Christopher L. Howard, Esq.
     James H. Nixon, III, Esq.